Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

As previously disclosed, on April 10, 2024, SciSparc Ltd., or the Parent Company or SciSparc entered into an Agreement and Plan of Merger with AutoMax Motors Ltd., an Israeli company traded on the Tel Aviv Stock Exchange and the leading parallel importer and distributor of vehicles in Israel, or AutoMax, and SciSparc Merger Sub Ltd., an Israeli limited company and wholly owned subsidiary of SciSparc, or the Merger Agreement. On August 14, 2024, November 26, 2024, March 27, 2025, and on May 8, 2025, the parties entered into addendums to the Merger Agreement, or the Merger Agreement Addendums. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement and the Merger Agreement Addendums, SciSparc Merger Sub Ltd. will be merged with and into AutoMax, with AutoMax surviving the merger as a wholly-owned subsidiary of the Parent Company, or the Merger.

The unaudited pro forma condensed combined statement of financial position is based on the individual historical balance sheet of the Parent Company and AutoMax, prepared in accordance with IFRS as of December 31, 2024, and has been prepared to reflect the effect of the acquisition as if it had occurred on December 31, 2024. The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2024, gives effect to the acquisition as if it had been completed January 1, 2024, the beginning of the Parent Company’s fiscal year. The historical condensed combined financial information has been adjusted to give effect to pro forma events that are: 1) directly attributable to the acquisition; 2) factually supportable; and 3) with respect to the statement of comprehensive loss, expected to have a continuing impact on the combined results. The unaudited pro forma financial statements were prepared in accordance with Article 11 of U.S. Securities and Exchange Commission Regulation S-X. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made, as further described in the accompanying notes.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the Parent Company’s historical audited financial statements for the year ended December 31, 2024 and the historical audited financial statements of AutoMax.

The amounts in the historical financial statements of AutoMax are presented in NIS and in the unaudited pro forma condensed combined statement of financial position, the amounts are presented in USD, translated using a rate of NIS 3.647 to USD 1.00, the last exchange rate published by the Bank of Israel on December 31, 2024, the last day of the reporting period, as determined according to accepted accounting practices.

The amounts in the historical financial statements of AutoMax are presented in NIS and in the unaudited pro forma condensed combined statement of comprehensive loss, the amounts are presented in USD, translated using a rate of NIS 3.699 to USD 1.00, the average exchange rate during the reporting period as published by the Bank of Israel, as determined according to accepted accounting practices

Estimated consideration of approximately $3.15 million is based on the Parent Company’s 30 day average closing share price of $0.295 between March 31, 2025, and May 23, 2025. The value of purchase price consideration will change based on fluctuations in the share price of the Parent Company’s ordinary shares and the number of ordinary shares of the Parent Company’s outstanding share capital on the closing date.

The allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information was based on a preliminary valuation of the assets acquired and liabilities assumed, and the accounting is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available.

The unaudited pro forma combined condensed financial statements are presented for informational purposes only and are not necessarily indicative of the results of operations that would have resulted had the transaction described above been consummated at the dates indicated, nor are they necessarily indicative of the results of operations which may be realized in the future. Furthermore, the unaudited pro forma combined condensed financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

As of December 31, 2024
(U.S. dollars in thousands)

	SciSparc Ltd.	AutoMax Motors Ltd.	Transaction Accounting Adjustments		Pro Forma
Assets
Current Assets:
Cash	$1,540	$407	$(390)	4(b)	$1,557
Restricted deposit	20	-	-		20
Short-term deposit	-	-	-		-
Trade receivables	10	7,920	-		7,930
Bridge loan to related party	4,224		(4,224)	4(e)	-
Investment in short-term financial asset	517				517
Receivables and debit balances	-	18,260	-		18,260
Receivable current taxes	-	7	-		7
Other accounts receivable	1,079	-	-		1,079
Inventory	113	57,526	-		57,639
Indemnity asset	-	274	-		274
Total Current Assets	7,503	84,394	(4,614)		87,283

Non-current assets:
Long term bank deposits	-	341	-		341
Intangible asset, net	1,479	4,511	-		5,990
Investments in company accounted for at equity	952	-	-		952
Right-of-use assets, net	-	4,237	-		4,237
Investment in companies handled according to the book value method	-	3,148	-		3,148
Payment for credit balance	-	1,416	-		1,416
Long term prepaid expenses	-	160	-		160
Investments in financial assets	354	47	(252)	4(f)	149
Property and equipment, net	59	1,799	-		1,858
Deferred taxes	-	-	-		-
Total Non-current Assets	2,844	15,659	(252)		18,251
Total Assets	$10,347	100,053	(4,866)		105,534

Liabilities
Current liabilities:
Short term loan and current portion of long-term loans	$-	$49,543	$-		$49,543
Liability for bonds	-	3,940	-		3,940
Related parties	-	4,276	(4,276)	4(e)	-
Trade payables	816	13,240			14,056
Other accounts payable	205	7,964	-		8,169
Payable current taxes	-	324	-		324
Warrants	341	-	-		341
Lease liability	37	-	-		37
Total Current liabilities	1,399	79,287	(4,276)		76,410

Non-current liabilities:
Lease liability	9	3,269	-		3,278
Long term loans	-	3,082	-		3,082
Loans from non-controlling shareholders	-	284	-		284
Tax liability	-	174	-		174
Liability for bonds	-	5,578	-		5,578
Employees	-	16	-		16
Total Current liabilities	9	12,403	-		12,412

Total Liabilities	$1,408	91,690	(4,276)		88,822

Shareholders’ Equity:
Share capital and premium	$70,886	$22,937	$2,633	4(a)	$96,456
Reserve from share-based payment transactions	5,746	5,521	(5,521)	4(a)	5,746
Warrants	5,190	506	(506)	4(a)	5,190
Foreign currency translation reserve	497	(66)	-		431
Transactions with non-controlling interests	810	-	-		810
Accumulated deficit	(74,975)	(19,834)	2,804		(92,005)
	8,154	9,064	(590)		16,628
Non-controlling interests	785	(701)	-		84
Total Shareholders’ Equity:	8,939	8,363	(590)		17,712
Total Liabilities and Shareholders’ Equity	10,347	100,053	(4,866)		105,534

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31, 2024
(U.S. dollars in thousands)

	SciSparc Ltd.	AutoMax Motors Ltd.	Transaction Accounting Adjustments		Pro Forma
Revenues	$1,306	$107,643	$-		$108,949

Cost of goods sold	(800)	(93,830)	-		(94,630)

Gross profit	506	13,813			14,319

Research and development expenses	1,707	-	-		1,707
Sales and marketing	1,515	5,845	-		7,360
General and administrative expenses	4,526	4,793	2,058	4(d)	11,377
Impairment of intangible asset	1,344	-	-		1,344
Granting options to employees	-	33	-		33
Other incomes	(1,270)	(1,358)	-		(2,628)
Operating loss (profit)	7,316	(4,500)	2,058		4,874

SciSparc’s share of losses of company accounted for at equity, net	429	573	-		1,002
Other income	-	-	(5,119)	4(c)	(5,119)
Finance income	(612)	(818)	5		(1,425)
Finance expenses	353	4,716	252	4(f)	5,321

Loss (profit) before income taxes	7,486	(29)	(2,804)		4,653
Taxes on income	(14)	1,409	-		1,395
Total comprehensive loss (profit)	7,472	1,380	(2,804)		6,048

Equity holders of SciSparc	6,284	1,000	(2,804)		4,480
Non-controlling interests	1,188	380	-		1,568
Total comprehensive loss (profit)	7,472	1,380	(2,804)		6,048
Weighted average outstanding shares (basic and diluted)	5,824,972	103,691,969			11,095,184
Basic and diluted loss (profit) per ordinary share attributable to equity holders of SciSparc	1.28	0.01		5	0.54

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Note 1 - Basis of presentation

The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2024, was derived from the audited consolidated financial statements included in SciSparc’s Annual Report on Form 20-F for the year ended December 31, 2024, filed by SciSparc on April 24, 2025, or the Annual Report, and from the audited historical consolidated financial statements of AutoMax for the same period, included as Exhibit 99.2 in this Report of Foreign Private Issuer on Form 6-K, and has been prepared as if the Merger had occurred on January 1, 2024. The unaudited pro forma condensed combined financial information herein has been prepared to illustrate the effects of the Merger in accordance with IFRS.

The Parent Company has accounted for the Merger under the acquisition method of accounting in accordance with the authoritative guidance on business combinations under the provisions of IFRS 3 (“Business Combinations”). The purchase price allocation is considered preliminary, and additional adjustments may be recorded during the measurement period in accordance with IFRS 3. The purchase price allocation will be finalized as the Parent Company receives additional information relevant to the acquisition, including the final valuation and reconciliation of the assets purchased, including tangible and intangible assets, liabilities assumed. Differences between these preliminary estimates and the final purchase accounting may occur, and these differences could be material.

SciSparc has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	SciSparc’s existing shareholders will have the greater voting interest in the combined entity;

●	SciSparc’s directors will represent the majority of the board of directors of the combined company following the consummation of the Merger; and

●	SciSparc’s senior management will be the senior management of the combined company following the consummation of the Merger.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2024, assumes that the Merger occurred on December 31, 2024. The unaudited pro forma condensed combined statements of comprehensive loss for the year ended December 31, 2024, presents pro forma effect to the Merger as if it had been completed on January 1, 2024.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2024, has been prepared using, and should be read in conjunction with, the following:

●	SciSparc’s audited consolidated statement of financial position as of December 31, 2024, and the related notes, included in its Annual Report; and

●	AutoMax’s audited consolidated financial information as of December 31, 2024, and the related notes, .

The audited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2024, have been prepared using, and should be read in conjunction with, the following:

●	SciSparc’s audited consolidated statement of comprehensive loss for the year ended December 31, 2024, and the related notes, included in its Annual Report; and

●	AutoMax’s audited consolidated statement of comprehensive loss for the year ended December 31, 2024, and the related notes, included as Exhibit 99.2 in this Report of Foreign Private Issuer on Form 6-K.

Information has been prepared based on these preliminary estimates, and the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Merger are based on certain currently available information and certain assumptions and methodologies that SciSparc believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. SciSparc believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction, or Transaction Accounting Adjustments, and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, or Management’s Adjustments. SciSparc has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company following consummation of the Merger filed consolidated income tax returns during the periods presented.

All pro forma pre-tax adjustments have been considered and no tax adjustment was recorded for the income tax expense impact of the transaction adjustments, either due to the ability to deduct such adjustments for tax purposes or the presence of significant net operating losses with a valuation allowance, which effectively offset such expenses.

The income tax expense impact of the transaction adjustments will be determined by applying the expected tax treatment of the individual elements of the transaction adjustments in the jurisdictions where they are anticipated to be incurred, using the estimated statutory tax rate applicable in those jurisdictions. These tax adjustments may change based on the final determination of the tax treatment of the individual items and the statutory tax rates in the relevant jurisdictions, as well as any legislative changes occurring prior to the completion of the transaction.

Note 3 - Estimated purchase price consideration

On April 10, 2024, SciSparc entered into the Merger Agreement, as amended, by and among SciSparc, SciSparc Merger Sub Ltd. and AutoMax, pursuant to which AutoMax agreed to convert its share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable Parent Company ordinary shares and pre-funded warrants, equal to the Exchange Ratio (as defined in the Merger Agreement), per each such AutoMax ordinary share and up to 47.49% of SciSparc ordinary shares immediately after to the effective time (as defined in the Merger Agreement).

Estimated consideration of approximately $3.25 million is based on the Parent Company’s 30 day average closing share price of $0.308 between April 11, 2025, and May 23, 2025. The value of the purchase price consideration will change based on fluctuations in the share price of SciSparc’s ordinary shares and the number of ordinary shares of SciSparc outstanding on the closing date.

The following is a summary of the components of the estimated consideration (in thousands except per-share information and the exchange ratio) if the acquisition of AutoMax had occurred on December 31, 2024:

Estimated Parent Company’s ordinary shares outstanding*	11,238,949
Exchange ratio	0.108140706
Total Parent Company’s ordinary shares to be issued(1)	11,234,454
Parent Company’s share price**	$0.304
Total estimated consideration to be paid	$3,244,609

*	Represents SciSparc’s outstanding shares as of May 23, 2025, including pre-funded warrants to exercise up to 13,198 ordinary shares.

**	Represents the SciSparc’s 30-day average closing share price between April 11, 2025, and May 23, 2025

(1)	Pre-funded warrants to be issued in connection with the Merger are considered ordinary shares since SciSparc cannot currently calculate the amount of pre-funded warrants to be issued in lieu of ordinary shares.

The estimated consideration of the purchase price will depend on the market price of SciSparc’s ordinary shares when the acquisition is consummated. SciSparc believes that a 72% fluctuation in the market price of its ordinary shares is reasonably possible based on historical volatility, and the potential effect on estimated consideration would be:

	Parent Company’s share price	Estimated consideration
As presented	$0.304	$3,245
72% increase	$0.523	$5,581
72% decrease	$0.085	$908

Note 4 - Pro Forma Adjustments

The following describes the pro forma adjustments related to the Merger, that have been made in the accompanying unaudited pro forma condensed combined statements of comprehensive loss for the year ended December 31, 2024, giving effect to the Merger as if it had been consummated at the beginning of the period presented, and in the accompanying unaudited pro forma condensed combined financial position as of December 31, 2024, giving effect of the Merger as if it had occurred on December 31, 2024, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

(a)	Represents the residual amount that is received, after all adjustments in the pro forma condensed combined statement of financial position are calculated, which include the following: (i) an offset of $390 thousand from remaining cash balance; (ii) an offset of $4,224 thousand from a bridge loan to a related party; (iii) an offset of $252 thousand from investments in financial assets; (iv) an offset of $4,276 thousand in related party liabilities; (v) an offset of $5,521 thousand in reserve from share-based payment transactions; (vi) an offset of $506 thousand in warrant reserve; and (vii) an addition of $2,804 thousand in accumulated deficit.

(b)	Represents additional Merger transaction costs in the amount of $390 thousand.

(c)	Represents the income statement impact of the difference between the estimated consideration to be paid ($3,245 thousand) as described in note 3 - Estimated purchase price consideration, as if the acquisition of AutoMax was consummated on December 31, 2024, and the total equity, net, of AutoMax ($8,363 thousand).

(d)	Represents (i) a bonus payable to a consultant upon closing of the Merger in the amount of $1,153 thousand, (ii) bonuses payable to directors and officers upon closing of the Merger in the amount of $515 thousand, and (iii) the estimated transaction costs of approximately $390 thousand incurred by SciSparc in consummating the purchase of AutoMax. The expenses were recognized as general and administrative expenses as this is the amount attributed to legal advisors SciSparc consulted with for the consummation of the purchase.

(e)	Represents the cancellation of a short-term loan granted by SciSparc to AutoMax that as of December 31, 2024, amounted to $4,224 thousand (accounted as $4,276 thousand in the financial statements of AutoMax).

(f)	Represents the cancellation of investment of SciSparc in the shares of AutoMax, as of December 31, 2024, amounted to $252 thousand.

Note 5 - Basic and diluted profit per share

Net loss per share calculated using the historical weighted average shares outstanding after taking into account the issuance of additional SciSparc ordinary shares in connection with the Merger, assuming such shares were outstanding since January 1, 2024. As the transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the transactions have been outstanding for the entire periods presented.

For the year ended December 31, 2024
(U.S. dollars in thousands)

	SciSparc Ltd.	AutoMax Motors Ltd.	Transaction Accounting Adjustments	Pro Forma
Pro forma net loss (in thousands)	7,472	1,380	(2,804)	6,048
Weighted average outstanding shares (basic and diluted)	5,824,972	103,691,969		11,095,184
Basic and diluted loss per ordinary share attributable to equity holders of SciSparc	1.28	0.01		0.55